UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                     ENERGY & ENGINE TECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  29267 D 10 8
                                 (CUSIP Number)

                                  July 29, 2004
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,442,307
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,442,307
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,442,307
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.30%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,736,153
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,736,153
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,736,153
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.64%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,667,692
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,667,692
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,667,692
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.41%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Advisory Group, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          10,025,639, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds"), some
    EACH            of which are owned by Monarch Pointe Fund, Ltd. ("MPF"), and some of which are owned by Mercator Advisory Group, LLC
  REPORTING         ("MAG"). MAG is the general partner of the Funds and
                    controls the investments of MPF.
   PERSON      -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
    WITH
                    0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    10,025,639, some of which are held by the Funds, some by MPF and some by MAG.

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,025,639
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.80%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          10,025,639, all of which are held by the Funds, MPF and MAG.
                    David F. Firestone is Managing Member of MAG.
    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    10,025,639, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,025,639
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.80%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 7 of 13 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Energy & Engine Technology Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 5308 West Plano Parkway, Plano, Texas 75093.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 29267 D 10 8.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 8 of 13 Pages

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds and MPF each own the 7% Convertible Debentures (the "Debentures") issued by the Issuer which are convertible into Common Stock. Each Debenture is convertible into the number of shares of Common Stock determined by dividing the principal balance of the Debenture by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the average of the lowest three inter-day trading prices of the Common Stock during the ten trading days preceding the conversion; providing, however, that the Conversion Price may not be less than $0.10 or more than $0.39, adjusted for stock splits and similar events. The documentation governing the terms of the warrants and the Debentures contains provisions prohibiting any exercise of the warrants or conversion of Debentures that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of July 29, 2004, the Funds, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned Debentures with a principal balance of $530,000 and warrants to purchase up to 675,641 shares of Common Stock.

      Momentum Fund III owned Debentures with a principal balance of $377,000 and warrants to purchase up to 479,487 shares of Common Stock.

      MPF owned Debentures with a principal balance of $793,000 and warrants to purchase up to 1,024,359 shares of Common Stock.

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                        Page 9 of 13 Pages

      MAG owned warrants to purchase up to 2,179,487 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 103,939,000 shares of Common Stock outstanding as of July 29, 2004, which is the number reported by the Issuer as outstanding as of May 14, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                           Shares Owned            Percentage
                                           ------------            ----------

           Momentum Fund                      2,442,307               2.30%

           Momentum Fund III                  1,736,153               1.64%

           MPF                                3,667,692               3.41%

           MAG                               10,025,639               8.80%

           David F. Firestone                10,025,639               8.80%

      The percentages of the outstanding Common Stock held by the Reporting Parties Fund set forth above and on the cover pages to this report were determined, using a Conversion Price of $0.30 with respect to the Debentures.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                       Page 10 of 13 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                       Page 11 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2004                     MERCATOR MOMENTUM FUND, L.P.

                                          By: MERCATOR ADVISORY GROUP, LLC,
                                          its general partner

                                          By: /s/ David F. Firestone
                                             -----------------------------------
                                             David F. Firestone, Managing Member

Dated: August 9, 2004                     MERCATOR MOMENTUM FUND III, L.P.

                                          By: MERCATOR ADVISORY GROUP, LLC,
                                              its general partner


                                          By: /s/ David F. Firestone
                                             -----------------------------------
                                             David F. Firestone, Managing Member

Dated: August 9, 2004                     MONARCH POINTE FUND, LTD.

                                          By: /s/ David F. Firestone
                                             -----------------------------------

                                          Its: President
                                             -----------------------------------

Dated: August 9, 2004                     MERCATOR ADVISORY GROUP, LLC

                                          By: /s/ David F. Firestone
                                             -----------------------------------
                                             David F. Firestone, Managing Member

Dated: August 9, 2004                          /s/ David F. Firestone
                                           -------------------------------------
                                           David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                       Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 29267 D 10 8                                       Page 13 of 13 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Energy & Engine Technology Corporation. beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  August 9, 2004

MERCATOR MOMENTUM FUND, L.P.

By: MERCATOR ADVISORY GROUP, LLC, its general partner

By:         /s/ David F. Firestone
    --------------------------------------
    David F. Firestone, Managing Member


MERCATOR MOMENTUM FUND III, LP

By: MERCATOR ADVISORY GROUP, LLC,
    its general partner

By:        /s/ David F. Firestone
    --------------------------------------
    David F. Firestone, Managing Member


MONARCH POINTE FUND, LTD.

By:       /s/ David F. Firestone
    --------------------------------------

Its:      President
    --------------------------------------


MERCATOR ADVISORY GROUP, LLC

By:     /s/ David F. Firestone
    --------------------------------------
    David F. Firestone, Managing Member


       /s/ David F. Firestone
------------------------------------------
David F. Firestone